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[iMagicTV LOGO]

                                 news release

Investor Relations Contact:
Tracy Torena
iMagicTV
800-660-0333
ttorena@imagictv.com

              iMagicTV Shares To Trade On Nasdaq SmallCap Market

   SAINT JOHN, NEW BRUNSWICK, CANADA--June 7, 2002--iMagicTV (Nasdaq: IMTV and
TSX: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services over high-speed broadband networks, today announced that it has received approval from The Nasdaq Stock Market to transfer the listing of its common shares from The Nasdaq National Market to The Nasdaq SmallCap Market effective at the open of business today. The Company's common shares will continue trading under its current symbols, "IMTV" in the United States and "IMT" on the Toronto Stock Exchange in Canada.

   "Maintaining our listing on The Nasdaq SmallCap Market will enable iMagicTV to maintain liquidity on a well-regulated equity market in the U.S. for the benefit of all our shareholders," said Jeff White, iMagicTV's chief financial officer. "We also believe that it is important that our common shares remain listed on Nasdaq as it offers us increased visibility in the marketplace. We are pleased that our application to transfer to The Nasdaq SmallCap Market has been approved.

   The transfer to The Nasdaq SmallCap Market will be completely transparent to our shareholders as there will be no change to the ability to trade our shares in the U.S. or the access to our trading information and our ticker symbol will go unchanged. We remain in compliance with the listing requirements for the Toronto Stock Exchange."

   As previously reported, iMagicTV was notified in March that our common shares were not in compliance with Nasdaq's $1 minimum closing bid price requirement for continued listing. The transfer to The Nasdaq SmallCap Market allows iMagicTV until at least September 3, 2002 to regain compliance with the minimum bid price requirement. For further information on this matter please review iMagicTV's recent annual filings, Form 20-F in the U.S. and the Annual Report in Canada.

 About iMagicTV

   iMagicTV provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's

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iMagicTV Shares To Trade On Nasdaq SmallCap Market
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June 7, 2002
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software can be deployed over high-speed broadband networks including ADSL,
VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

   Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK, its Asia Pacific headquarters in Singapore and its U.S. headquarters in Atlanta. For more information, visit www.imagictv.com.

   Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC). Specifically, iMagicTV's ability to remain listed on The Nasdaq SmallCap Market will require the bid price of iMagicTV's common shares to close at $1.00 or above for a minimum of 10 consecutive trading days before September 3, 2002 with a possible 180 day extension, and failure to achieve compliance by such date will subject the common shares to delisting from Nasdaq. These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statement contained in this release.

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